# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SolarMax Technology, Inc., CIK 0001519472
CUSIP: 83419H103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3080 12TH STREET, RIVERSIDE, California (CA), 92507
Date of event which requires filing of this statement: 02/27/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001771542

## Reporting persons
- Ching Liu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,426,398; shared voting power 0; sole dispositive power 3,426,398; shared dispositive power 0; aggregate amount beneficially owned 3,426,398 (7.4% of the class)

## Item 1. Issuer
Name of issuer: SolarMax Technology, Inc.
Address of issuer's principal executive offices: 3080 12TH STREET RIVERSIDE CA 92507

## Item 2. Person Filing
Name of person filing: Ching Liu
Address of principal business office or, if none, residence: 2810 Steeplechase Lane, Diamond Bar, CA 91765
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned as of February 7, 2025: 3,426,398 shares of Common Stock of which 2,368,300 shares are owned by Ms. Liu and 1,058,098 shares are issuable upon exercise of outstanding options held by Ms. Liu.
Percent of class: Amount beneficially owned as of February 7, 2025: 3,426,398 shares of Common Stock of which 2,368,300 shares are owned by Ms. Liu and 1,058,098 shares are issuable upon exercise of outstanding options held by Ms. Liu.
Sole power to vote or to direct the vote: 3,426,398
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,426,398
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ching Liu: /s/ Ching Liu, Ching Liu (02/25/2025)